Mail Stop 3720

February 6, 2007

Mr. Carlo Orazio Buora
Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

> **Re**:   **Telecom Italia S.p.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed May 19, 2006**
> **File No. 1-13882**

Dear Mr. Buora:

        We have reviewed your supplemental response letter dated January 22, 2007 as well as your filing and have the following comment. As noted in our comment letter dated September 26, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2005

Note 43 – Reconciliation of IFRS As Adopted by the EU to US GAAP, page F-164

2. Purchase Method of Accounting for Other Transactions Occurred After the Adoption of IFRS, page F-166

1.   We note your response to prior comment 5. In discussing the IFRS accounting treatment, you indicated that you considered the acquisition of the internet business held by your 61.5% subsidiary Telecom Italia Media as a transaction between shareholders and accordingly booked the entire offset to the Group equity reserves. This is in contrast to the manner in which you elected to account for the acquisition of other minority interests that occurred in 2005 (e.g., the acquisition of all the minorities of TIM), for which you used the "Parent entity extension method", which results in the entire difference between the cost of the acquisition and the minority interest acquired being reflected as goodwill.

Tell us the consideration you gave to accounting for the acquisition of the internet business from Telecom Italia Media as a hybrid transaction, making a distinction between the portion of the internet business that you already owned through your interest in Telecom Italia Media, and the portion of the internet business that was in essence owned by Telecom Italia Media's other shareholders. If such an approach had been applied, the portion of the internet business held by Telecom Italia Media that you in essence already owned and controlled through your 61.5% interest in Telecom Italia Media would have been treated as a transaction between shareholders with the offset going to Group equity reserves, and the portion of the internet business that was in essence owned by Telecom Italia Media's minority shareholders (those holding the remaining 38.5% stake) would have been treated in a manner similar to how you accounted for the acquisition of other minority interests, with the offset to goodwill.

It appears that this would have allowed a distinction to be made with respect to the acquisition of an investment from a consolidated subsidiary, while also allowing for the consistent application of the accounting policy selected for the acquisition of minority interests. While we note the factors cited in your most recent response, it remains unclear how the method selected for accounting for this transaction results in compliance with IAS 8, specifically paragraph 13 regarding consistency of accounting policies.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director